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                              February 1, 2024

       Kai Huang
       Chief Financial Officer
       ZJK Industrial Co., Ltd.
       No.8, Jingqiang Road, 138 Industrial Zone
       Xiuxin Community, Kengzi Town
       Pingshan New Area
       Shenzhen, PRC

                                                        Re: ZJK Industrial Co.,
Ltd.
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Filed January 19,
2024
                                                            File No. 377-06892

       Dear Kai Huang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

       Draft Registration Statement on Form F-1 submitted on January 19, 2024

       General

   1.                                                   We note your response
to prior comment 15 and reissue. Given the Chinese government   s
                                                        significant oversight
and discretion over the conduct and operations of your business, please revise to
describe any material impact that intervention, influence, or control by the
                                                        Chinese government has
or may have on your business or on the value of your securities.
                                                        Highlight separately
the risk that the Chinese government may intervene or influence your operations at any time,
which could result in a material change in your operations and/or the value of your
securities. Also, given recent statements by the Chinese government indicating an intent to
exert more oversight and control over offerings that are conducted overseas and/or foreign
investment in China-based issuers, acknowledge the risk that any
 Kai Huang
ZJK Industrial Co., Ltd.
February 1, 2024
Page 2
         such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) means    the possession, direct or indirect, of the power to
direct or cause the
         direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Notice to Foreign Investors, page 163

2. We note that you have removed the "Notice to Foreign Investors" disclosure. Please advise on why this disclosure was removed from the registration statement.
Index to Financial Statements, page F-1

3. We note your December 31, 2022 audited financial statements are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F, or if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Note 5. Long-Term Investment, page F-51

4. We note your response to prior comment 31 that PSM-ZJK Fasteners (Shenzhen) Co.,
         Ltd. ("PSM-ZJK") met the significance test at the 33% level and that you have included unaudited financial statements of PSM-ZJK for the years ended December 31, 2021 and
         2022 at Exhibit 99.5. Pursuant to the analogous requirements of Rule 3-09(b) of
         Regulation S-X a full set of audited financial statements should be filed. In this regard, a full set of audited financial statements should be provided covering each year in which
         PSM-ZJK met the significance test at the 20% and above level, including an auditors report and financial statement footnotes. Please revise the financial statements at Exhibit
         99.5 to comply with the requirements accordingly.

Exhibits
FirstName LastNameKai Huang
5. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to
Comapany
       yourNameZJK      Industrial
             registration          Co.,
                          statement. In Ltd.
                                        this regard, we note references to your
lock-up agreements
       and1,supply
February            agreements.
             2024 Page   2
FirstName LastName
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany1,NameZJK
February   2024       Industrial Co., Ltd.
February
Page 3 1, 2024 Page 3
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Anna Wang